UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STURM, RUGER & COMPANY, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation)	001-10435 (Commission File Number)	06-0633559 (IRS Employer Identification Number)

ONE LACEY PLACE, SOUTHPORT, CONNECTICUT 06890

(Address of Principal Executive Offices) (Zip Code)

Kevin B. Reid, Sr., (203) 259-7843
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Sturm, Ruger & Company, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.ruger.com/corporate.

Item 1.02 Exhibits

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 on this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STURM, RUGER & COMPANY, INC.

By	/S/ THOMAS A. DINEEN
Name:	Thomas A. Dineen
Title:	Principal Financial Officer,
Principal Accounting Officer,
Vice President, Treasurer and
Chief Financial Officer

Dated: May 30, 2014